UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

___________________________ADDvantage Technologies Group, Inc.____________________________
(Name of Issuer)

__________________________Common Stock, $0.01 par value per share___________________________
(Title of Class of Securities)

______________________________________006743306_______________________________________
(CUSIP Number)

                            Kenneth A. Chymiak
                1221 East Houston, Broken Arrow, Oklahoma  74012
_____________________________________918-251-2887______________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                           August 21, 2008
___________________________________________________________________________________
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006743306
_____________________________________________________________________________________

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Susan C. Chymiak, Trustee of the Susan Chymiak Revocable Trust Dated 3/4/92

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           ..........[   ]

(b)           ..........[X]

3.           SEC Use Only ......................................................................................................................................

4.           Source of Funds (See Instructions) .................................................................

AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .......................

6.           Citizenship or Place of Organization United States of America

Number of                                7.           Sole Voting Power................................................................ 0
Shares Bene-
ficially Owned                          8.   Shared Voting Power............................................................. 2,227,053
by Each
Reporting Person                     9.          Sole Dispositive Power.......................................................... 0
With
  10.          Shared Dispositive Power....................................................... 2,227,053

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

           2,227,053

12.           Check if the Aggregate Amount in Row (11) Excludes[ X ]
Certain Shares)

The aggregate amount in Row (11) excludes 152,050 shares of Common Stock owned by Chymiak Investments, L.L.C., for which Ms. Chymiak disclaims beneficial ownership.  Beneficial ownership of 279,004 shares owned by Ms. Chymiak's spouse, included in the aggregate amount in Row (11) is disclaimed.  Spouse, Kenneth A. Chymiak, files separately.

13.           Percent of Class Represented by Amount in Row (11) ....................................... 22.0%

14.           Type of Reporting Person (See Instructions)

IN

Item 1.                      Security and Issuer

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Schedule 13D filed on October 14, 1999, as amended by Amendment No. 1 to Schedule 13D filed on June 29, 2004, as amended by Amendment No. 2 to Schedule 13D filed on October 13, 2004  (as amended, the "Schedule 13D"), by the reporting person and relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG").  The principal executive offices of ATG are located at 1221 East Houston, Broken Arrow, Oklahoma  74012.  Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 3.

Item 2.                      Identity and Background

Chymiak Investments, L.L.C., an Oklahoma limited liability company, with an address of 1221 East Houston, Broken Arrow, Oklahoma  74012 (the "LLC"), is an entity formed in 1996 by Ms. Chymiak, her spouse, Kenneth A. Chymiak, David E. Chymiak and David E. Chymiak's spouse,  Judith M. Chymiak, for business purposes.  Each of the four members owns 25% of the LLC.  During the last five years, no member of the LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration

An aggregate of $763,174.64 in company funds of the LLC was used for the acquisition by the LLC of 304,099 shares of Common Stock between August 11, 2008, and December 18, 2008.

Item 4.                      Purpose of Transaction

Item 5.                      Interest in Securities of the Issuer

(a)  Ms. Chymiak presently beneficially owns an aggregate of 2,227,053 shares of Common Stock of ATG.  Of that number, 1,796,000 shares are indirectly held by Ms. Chymiak as trustee of the Susan Chymiak Revocable Trust Dated March 4, 1992; 9,004 shares are held directly by Ms. Chymiak's spouse; 20,000 shares are subject to immediately exercisable stock options granted to Ms. Chymiak's spouse under ATG's 1998 Incentive Stock Plan; 250,000 shares are held indirectly by Ms. Chymiak's spouse as trustee of the Ken Chymiak Revocable Trust Dated March 4, 1992; and 152,049 shares are indirectly held by Ms. Chymiak through the 25% ownership of the LLC by each of her and her spouse.  There were 10,113,251 shares of Common Stock outstanding as of March 19,2009.  Ms. Chymiak is therefore currently the beneficial owner of 22.0% of the total issued and outstanding shares of Common Stock.   Ms. Chymiak disclaims beneficial ownership of 152,050 shares owned by the LLC and 279,004 shares owned by her spouse (250,000 shares owned by her spouse's revocable trust, 9,004 shares directly held by her spouse and 20,000 shares subject to immediately exercisable stock options granted to her spouse).

(b)  Of the aggregate 2,227,053 shares for which Ms. Chymiak reports shared voting and dispositive power, (i) such power over 1,796,000 shares, held indirectly by Ms. Chymiak as trustee of the Susan Chymiak Revocable Trust Dated March 4, 1992, is shared with her spouse, who disclaims beneficial ownership of such shares; and (ii) such power over 152,049 shares owned by the LLC is shared with the other three members of the LLC.  Ms. Chymiak disclaims beneficial ownership of 152,050 shares owned by the LLC, and all shares owned by her spouse as described in Item 5(a).

(c)  On March 5, 2009, 6,667 shares were granted to Ms. Chymiak's spouse under ATG's 1998 Incentive Stock Plan.  Between August 11, 2008, and December 18, 2008, the LLC, of which Ms. Chymiak owns 25%, acquired an aggregate of 304,099 shares of Common Stock.  Ms. Chymiak disclaims beneficial ownership of spouse's shares and 152,050 shares owned by the LLC.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.                      Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19 , 2009
Date

/s/ Susan C. Chymiak
Signature

Susan C. Chymiak, Trustee of the Susan Chymiak Revocable Trust dated 3/4/92
Name/Title